UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Information statement pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VeraSun Energy Corporation

(Name of Issuer)

Common Stock par value $0.01

(Title of Class of Securities)

92336G 10 6

(CUSIP Number)

December 11, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bluestem Capital Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven T. Kirby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,561,706

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,561,706

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,706

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bluestem Ethanol II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer VeraSun Energy Corporation
	(b)	Address of Issuer’s Principal Executive Offices 100 22nd Avenue Brookings, South Dakota 57006

Item 2.
	(a)	Name of Person Filing Steven T. Kirby Bluestem Capital Company, L.L.C. Bluestem Ethanol II, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence c/o Steven T. Kirby 122 S. Phillips Avenue, Suite 300 Sioux Falls, SD 57104
	(c)	Citizenship Please refer to Item 4 on each cover sheet for each filing person
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 92336G 10 6

Item 3.	Not Applicable.

Item 4.	Ownership

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 75,264,108 shares of Common Stock outstanding, as reported by the Company’s Form 10-Q dated November 6, 2006.  Amounts shown as beneficially owned by Steven T. Kirby include 676,400 shares of Common Stock owned by Kirby Capital Corp., a company solely owned by Mr. Kirby, and 3,460 shares of Common Stock owned by Mr. Kirby’s minor child.

Please see items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
(a) Not Applicable.

(b)  The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2006

Bluestem Capital Company, L.L.C.

/S/ Steven T. Kirby
By Steven T. Kirby
Its President

/S/ Steven T. Kirby
Steven T. Kirby

Bluestem Ethanol II, L.L.C.

/S/ Steven T. Kirby
By Steven T. Kirby
Its President